Exhibit 21

SUBSIDIARIES OF APRICUS BIOSCIENCES, INC.

1.	NexMed (U.S.A.), Inc., incorporated in Delaware on June 18, 1997.

2.	Apricus Pharmaceuticals USA, Inc. (formerly Topotarget USA, Inc.), incorporated in Delaware on July 12, 2006 and acquired by Apricus Biosciences, Inc. on December 29, 2011.

3.	BQ Kits, Inc., incorporated in California on September 19, 2011.

4.	NexMed Holdings, Inc., incorporated in Delaware on February 28, 1997.

5.	NexMed International Limited, incorporated in the British Virgin Islands on August 2, 1996.

6.	Finesco SAS, incorporated in France on March 8, 2011 and acquired by Apricus Biosciences, Inc. on July 13, 2012.

7.	Scomedica SAS, a wholly-owned subsidiary of Finesco SAS, incorporated in France on July 15, 1993 and acquired by Apricus Biosciences, Inc. on July 13, 2012.

8.	NexMed Pharma SAS (formerly Portalis SARL), a wholly-owned subsidiary of Finesco SAS, incorporated in France on May 22, 2006 and acquired by Apricus Biosciences, Inc. on July 27, 2012.